Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada, V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 21 - 2012

July 31, 2012

FOR IMMEDIATE RELEASE

AURIZON MINES LTD.  ANNOUNCES SECOND QUARTER 2012

CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE MKT: AZK) plans to announce its 2012 Second Quarter financial results before market open on Thursday, August 9, 2012.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, August 9, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.ca/links/aurizon120809.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, August 16, 2012.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT

Aurizon Mines Ltd.

George Paspalas, President & CEO: 604-687-6600

Ian S. Walton, Executive Vice President and Chief Financial Officer: 604-687-6600

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600Toll Free: 1-800-411-GOLD (4653)Email: info@aurizon.com

Website:  www.aurizon.com